



2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

July 12, 2006
Our ref. No. PI 075

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Mitsubishi Corporation to Dissolve and Liquidate Subsidiaries

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,



Yasushi Okahisa
Manager
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on July 12, 2006

Mitsubishi Corporation to Dissolve and Liquidate Subsidiaries

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiaries, as detailed below.

1-1. Company Overview

Name:	FOOD FRONTIER CO., LTD
Address:	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
President:	Tsutomu Takanose
Business:	Management of subsidiaries and affiliates
Established:	October, 2002
Capital:	179 Million Yen
Shareholder:	Mitsubishi Corporation (100%)
Fiscal year-end:	March

1-2. Reason for Dissolution and Liquidation

This decision was made since Mitsubishi Corporation decided to directly manage the subsidiaries and affiliates concerned.

1-3. Schedule

Completion of liquidation: October 31, 2006 (planned)

1-4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

2-1. Company Overview

Name:	VOGUE INTERNATIONAL CO.,LTD.
Address:	3-7, Kawaramachi 4-chome, Chuo-ku, Osaka-shi, Osaka
President:	Youichi Yoshihara
Business:	Sales of men's wear
Established:	March, 1993

Capital:	100 Million Yen
Shareholder:	Mitsubishi Corporation (100%)
Fiscal year-end:	January

2-2. Reason for Dissolution and Liquidation

This decision was made because of the downturn of the business environment surrounding the subsidiary.

2-3. Schedule

Completion of liquidation: October 31, 2006 (planned)

2-4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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